Mail Stop 4561                                          July 17, 2008

*By U.S. Mail and Facsimile to: (907) 562-1758*

Joseph M. Schierhorn
Executive Vice President, Chief Financial Officer
Northrim BanCorp, Inc.
3111 C Street
Anchorage, AK 99503

>        **Re:    Northrim BanCorp, Inc.**
>               **Form 10-K for the Fiscal Year Ended December 31, 2007**
>               **Filed March 14, 2008**
>               **File No. 000-33501**

Dear Mr. Schierhorn:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 7

Critical Accounting Estimates

1.      In future filings, please include a separate description of each critical accounting
        estimate or assumption, involving a high level of subjectivity and judgment,
        which underlie each of the company's critical accounting measurements, such as

for determining the adequacy of the allowance for loan losses and the valuation of the investment portfolio. The disclosure should address the following:

- Describe the methodology underlying each critical accounting estimate.

- Identify where and how each critical accounting estimate affects the company's reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.

- Discuss, if applicable, why you could have chosen in the current period alternate estimates that would have had a materially different impact on your financial presentation.

- Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

Refer to the examples provided in Item III.D of the Commission's Proposed Release Nos. 33-8098 and 34-45907.

Analysis of the Allowance for Loan Losses, page 14

2.      We note that in 2007 the allowance for loan losses was $11.7 million, a $360,000 decrease as compared to 2006 resulting from increased nonperforming loans, a provision of $5.5 million and net charge-offs of $6.1 million.  According to the "Loans and Lending Activities" section on page 20 of the company's March 31, 2008 Form 10-Q, we note that as of March 31, 2008 nonperforming loans increased to $15 million as compared to $11 million as of December 31, 2007 and the ratio of the allowance to nonperforming loans decreased to 84% as compared to 104% as of December 31, 2007.  Considering the apparently increased credit risk characteristics of your loan portfolio, please tell us and in future filings discuss:

- The reasons for the increased levels of nonperforming construction and land development projects and if this is indicative of an economic trend that is expected to affect the company's future operations, cash flow and liquidity.

- The consideration given, in evaluating the appropriateness of the allowance for loans losses, to the extent to which the nonperforming loans are fully or partially collateralized and the nature of the underlying collateral.

- The frequency for which the company obtains updated appraisals for your relatively higher risk commercial and construction loans, which are 59% of your loan portfolio and the majority of your nonperforming loans and charge-offs.

- Any material changes in the credit characteristics of the loan portfolio as a result of the acquisition of Alaska First in October 2007 stated in Note 2 on page 40.

3.   We refer to the last paragraph on page 14 that states the increase in nonperforming loans and potential problem loans has been factored into the company's methodology for analyzing its allowance for loan losses.  In future filings, please expand your discussion regarding your methodology for determining the appropriateness of the allowance for loan losses to include the following:

- A SFAS 5 assessment with respect to estimated unidentified losses on pools of loans with similar graded credit characteristics.

- If loans are grouped by pool or by grading within type to estimate unidentified probable losses, the basis for these groupings and the methods for determining the loss factors to be applied to these grouping should be described.

- A SFAS 114 credit risk analysis with respect to losses on specific evaluations of known loss in individual loans.

- The basis for estimating the impact of environmental factors, such as local and economic conditions, trends in delinquencies and losses, and credit concentrations such as in high risk construction loans, whether through modifying loss factors or through a separate allowance element should be discussed.

- The extent to which the company obtains current appraisals on collateral of relatively higher risk commercial and construction loans.

Recent Accounting Pronouncements, page 26

4.   We note the company states it believes the adoption of the issuance of SFAS 141R, SFAS 157, and SFAS 160 will not have a significant impact on its financial statements.  Please tell us and in future filings expand the disclosure required by SAB 103, Topic 11.M to disclose the following:

- A brief description of the new standard, the date that adoption is required and the date that the company plans to adopt it, if earlier adoption is permitted.

- A discussion of the methods of adoption allowed by the standard and the

> method expected to be used by the company, if it has already been
> determined.
>
> - In addition to the discussion of the impact that the adoption of the standard is
>   expected to have on the company's financial statements, disclose the potential
>   impact that might result from adoption of the standard, such as technical
>   violations of debt covenants.

Financial Statements for the Period Ended December 31, 2007

Note 1, Organization and Summary of Significant Accounting Policies, page 37

5.      We note the company has subsidiaries that provide investment advisory services,
        insurance brokerage services, mortgage lending and wealth management services.
        Please tell us and disclose in future filings your consideration of providing the
        segment reporting information required by SFAS 131 and related MD&A
        disclosure.

Part III

Item 10.  Directors and Executive Officers of the Registrant

Executive Officers, page 6 of Definitive Proxy Statement on Schedule 14A

6.      In future filings, please describe the business experience during the past five years
        of Messrs. Beedle and Hartung.  Refer to Item 401(e)(1) of Regulation S-K.

Item 11.  Executive Compensation

Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement on
Schedule 14A

7.      In future filings, with respect to performance based annual bonuses, please
        disclose and discuss the specific performance targets relating to return on equity,
        the ratio of expenses to assets, net income as compared to budget, earning per
        share growth and asset quality and how the company's annual bonus awards are
        structured around such performance targets.  Refer to Item 402(b)(2)(v)-(vi) of
        Regulation S-K.  If you did not disclose the performance targets because you
        determined that they were confidential due to the potential for competitive harm
        to Northrim BanCorp, as contemplated by Instruction 4 to Item 402(b) of
        Regulation S-K, provide us with your confidentiality analysis supplementally and
        include detailed disclosure analyzing the level of difficulty necessary to reach
        each of the targets contemplated by the Instruction.  For more information on the
        confidentiality of targets, please refer to the report of the Commission Staff

regarding executive compensation disclosure, released October 9, 2007.

8.      It appears that the company benchmarks certain elements of compensation to its peers.  In future filings, please (i) identify the component companies that make up the compensation peer group or groups, (ii) describe how the committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components and (iii) disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

9.      We note that the company identifies the compensation consultant engaged for certain periods, but not for 2007.  In future filings, to the extent the company used a compensation consultant in any of the reported periods, please identify and discuss the role of any compensation consultants engaged by the company during a period addressed in the compensation discussion and analysis.

Item 13.  Certain Relationships and Related Transactions

Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement on Schedule 14A

10.     In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K.  In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender.  Also, avoid qualifying the representations by including terms like "in the opinion of management."

Part IV

Exhibits 31.1 and 31.2
Section 302 Certifications

11.     We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  For example, the certifications include references to the "annual report" rather than referring to only the "report".  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3448 with any other questions.

Sincerely,


Jessica Livingston
Staff Attorney